August 25, 2008

Katherine Wray
U.S. Securities Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:        Inscrutor, Inc.
Registration Statement on Form S-1
Filed July 28, 2008
             File No. 333-152579

Dear Ms. Wray:

We represent Inscrutor, Inc. (the “Company”). We are in receipt of your letter dated August 19, 2008 regarding the above referenced filing and the following are our responses:

General

1.
The outside front cover page of your prospectus currently follows the table of contents, prospectus summary and summary financial data.  Please revise your filings so that the outside front cover of the prospectus appears immediately after the front cover page of the registration statement.

Answer:	The filing has been revised to that the outside front cover of the prospectus appears immediately after the front cover page of the registration statement

2.
We note that you did not register the issuance of the spun-off shares of Inscrutor to the Visator shareholders under Section 5 of the Securities Act of 1933, and Part II of your resale registration statement indicates that you relied on Section 4(2) of the Securities Act for an exemption from registration for the spin-off.  Please clarify your reference to the Section 4(2) exemption in the context of the spin-off, in light of the disclosure elsewhere in your filing that no consideration was provided for the spun-off shares.  Further, please tell us how you considered the line of no-action letters issued by the Division of Corporation Finance relating to proposed spin-offs of non-reporting subsidiaries by non-reporting U.S. parents.  See, e.g., Axion Inc. (September 17, 1996) and the other no-action letters referred to in footnote 5 to Staff Legal Bulletin No. 4.

Answer:
This was not a registered spin off since it did not meet all of the requirements of Staff Legal Bulletin No. 4.   Therefore the Company relied on Section 4(2) of the Securities Act for the distribution of these shares although no consideration was provided for the spun-off shares.

3.
You indicate in the prospectus summary and elsewhere in the filing that all of the shares of Inscrutor were issued in the spin-off transaction to the shareholders of Visator on May 30, 2008.  Note 1 to the financial statements indicates, however, that the distribution of the Inscrutor shares to Visator shareholders had not yet occurred as of July 16, 2008.  Please clarify your disclosure on this point.

Answer:
The distribution of the shares of Inscrutor occurred on May 30, 2008. However, as of July 18, 2008, the Company has not hired a transfer agent and therefore the shares were not actually issued in certificate form although they were issued on the books and records of the Company. Note 1 was amended to reflect same.

4.
You disclose on page 7 of your filing that the company has authorized the issuance of 100,000 shares of the Series A Convertible Preferred Stock to Jesper Toft, contingent upon the filing of the company’s registration statement.  Please update your selling security holder and beneficial ownership tables as necessary to reflect the subsequent issuance of these and any other applicable securities.  See Item 403 of Regulation S-K and Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.

Answer:	The selling security holder section and beneficial ownership tables as necessary to reflect the subsequent issuance of preferred shares.

Selling Security Holders, page 5

5.
The footnotes to your selling security holder table refer to the natural persons with “investment control” over the shares being offered for resale by entities that are selling shareholders.  Please revise the footnotes to disclose specifically the natural person or persons who exercise the sole or shares voting and/or dispositive powers with respect to the shares to be offered by each such shareholder.

Answer:	This section has been revised to disclose the person who exercise the sole or shares voting and/or dispositive powers with respect to the shares to be offered by each such shareholder.

Signatures, page II-9

6.
We note the filing does not include the signature of your controller or principal accounting officer, or someone so designated.  Please include this signature in your amended Form S-1.  If Mr. Toft, your Chief Executive Officer and Chief Financial Officer, also serves as the controller or principal accounting officer, his signature should be captioned as such in the amended filing.  See Instructions 1 and 2 to the Signatures section of Form S-1.

Answer:	The signature page and the S1 have been revised to disclose that Mr. Toft is the Principal Accounting Officer.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /S/ GREGG E. JACLIN
           GREGG E. JACLIN

195 Route 9 South, Suite 204, Manalapan, New Jersey 07726
Tel: (732) 409-1212 Fax: (732) 577-1188